SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*

ELEVATE CREDIT, INC.
(Name of Issuer)

Common Stock, par value $0.0004 per share
(Title of Class of Securities)

28621V101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 14

Exhibit Index on Page 14

CUSIP # 28621V101	Page 2 of 14

1	NAMES OF REPORTING PERSONS TCV V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 28621V101	Page 3 of 14

1	NAMES OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 28621V101	Page 4 of 14

1	NAMES OF REPORTING PERSONS Technology Crossover Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 28621V101	Page 5 of 14

1	NAMES OF REPORTING PERSONS TCV Management 2004, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 28621V101	Page 6 of 14

1	NAMES OF REPORTING PERSONS Jay C. Hoag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER -0- shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 7 of 14

1	NAMES OF REPORTING PERSONS Richard H. Kimball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER -0- shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 8 of 14

1	NAMES OF REPORTING PERSONS John L. Drew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER -0- shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 9 of 14

1	NAMES OF REPORTING PERSONS Jon Q. Reynolds, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER -0- shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 10 of 14

Item 1 (a).	Name of Issuer

Elevate Credit, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

4150 International Plaza, Suite 300

Fort Worth, TX 76109

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV V, the “TCV Funds”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“TCM V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“TCM 2004” and, collectively with the TCV Funds and TCM V, the “TCV Entities”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”) and (8) Jon Q. Reynolds, Jr. (“Mr. Reynolds”). Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members.” The TCV Entities and the Members are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:

c/o TCV

250 Middlefield Road

Menlo Park, California 94025

Item 2(c).	Citizenship

TCV V is a Delaware limited partnership. Each of TCM V and TCM 2004 are Delaware limited liability companies. Member Fund is a Cayman Islands exempted limited partnership. The Members are each United States citizens.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Common Stock, par value $0.0004 per share (“Common Stock”)

CUSIP Number: 28621V101

CUSIP # 28621V101	Page 11 of 14

Item 3.	Not applicable.

Item 4.	Ownership

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

TCV V, Member Fund and TCM no longer hold any shares of Common Stock. TCM V is the sole general partner of TCV V and a general partner of Member Fund. The Members are Class A Members of TCM V and members of TCM 2004.

The Reporting Persons may have been deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Each of the Reporting Persons disclaims beneficial ownership of any shares previously owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP # 28621V101	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

TCV V, L.P.
a Delaware limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its
General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV member fund, L.P.
a Cayman Islands exempted limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its
General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

technology crossover management v, l.l.c.
a Delaware limited liability company,

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

CUSIP # 28621V101	Page 13 of 14

TCV management 2004, l.l.c.
a Delaware limited liability company,

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

Jay c. hoag

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

Richard H. Kimball

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

John L. Drew

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

jon Q. reynolds, jr.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CUSIP # 28621V101	Page 14 of 14

EXHIBIT

Exhibit
Exhibit 99.1:	Agreement of Joint Filing dated February 14, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019).
Exhibit 99.2:	Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009).